VINYL PRODUCTS, INC. LETTERHEAD

July 31, 2009

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549-7010

Attn:       Jay Ingram, Esq.
Jessica Kane, Esq.
Jenn Do
Al Pavot

Re:           Vinyl Products, Inc.
Registration Statement on Form S-1
Filed March 27, 2009
File No. 333-158254

Annual Report on Form 10-K
Filed March 31, 2009
File No. 000-52769

This letter sets forth the responses of Vinyl Products, Inc. (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 22, 2009 concerning the Company’s Registration Statement on Form S-1 (File No. 333-158254) originally filed with the Commission on March 27, 2009 (the “Registration Statement”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated April 22, 2008. References in the text of the responses herein are to Amendment No. 1 to Form S-1 which is being filed on the date hereof ("Amendment No. 1").  For your convenience, we have set forth each comment from your comment letter in bold typeface and include the Company’s response below it.

As a preliminary note, we advise the Staff that the Company is removing from registration an aggregate of 2,000,000 shares of common stock that originally were included in the Registration Statement at the request of the holders thereof.  The numerical and other information relating to the securities being registered has been revised throughout Amendment No. 1 to reflect the removal from registration of these shares.

Securities and Exchange Commission
Division of Corporation Finance
July 31, 2009

Registration Statement on Form S-1

General

1.  Please note the updating requirements of Rule 8-08 of Regulation S-X.

Response:

We have revised Amendment No. 1 in conformity with Rule 8-08 of Regulation S-X to include unaudited financial statements for the three months ended March 31, 2009.

Prospectus Summary, page 4

2. In an appropriate place in the Prospectus Summary, please describe how you determined the number of shares of common stock you are registering for resale.

Response:

We have revised Amendment No. 1 under the heading "Prospectus Summary – Offering," appearing on page 7, to describe the manner in which we calculated the number of shares being registered for resale.

Market and Other Data, page 17

3.  We note your statement that some of the information in the registration statement was obtained from historical data, publicly available information, and industry publications and that you believe this information to be reliable, but that you have not independently verified this data.  Clarify the extent to which you are cautioning shareholders in their evaluation of this data.  More clearly express the Company's views regarding the reliability of the data and statistics in your registration statement.  Remove language that suggests you are not responsible for assessing the reasonableness and soundness of the market data and other information.  If the industry and market data requires disclaimers such as those presented on page 17, it does not appear the market data contribute to an informed investor understanding of the market for the Company's products and services as of the time of their potential investments.  Consistent with basic plain English principles of Rule 421(b) as applicable, please assess your disclosure throughout the prospectus and revise as appropriate.

Securities and Exchange Commission
Division of Corporation Finance
July 31, 2009

Response:

We have revised the disclosure in Amendment No. 1 under the heading "Market and Other Data," appearing on page 17, to address the Staff's comment.  Specifically, we revised the language, among other things, to advise investors that they should not place undue reliance on such data.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

4.  In page 10, we note that the demand for your products is correlated to changes in the level of activity in home improvements, which is affected by home equity values, home equity loan withdrawals, consumer spending habits, employment, interest rates and inflation.  On page 28, we further note that you are uncertain as to the effect tightening credit and declining home values will have on your business.  Please expand the MD&A to provide a discussion of the current and expected future impact of the current economic conditions on your operations, liquidity, and financial position.  Specifically, please discuss material trends or uncertainties that may impact your income from continuing operations, short-term or long-term liquidity and financial condition.  Please also discuss whether you expect your financial position to remain at its current level or to increase or decrease.

Response:

We have addressed the Staff's comment by making substantial revisions to the MD&A to include a discussion of the matters referenced in the comment.  Specifically, we refer the Staff to the new material under the heading "Liquidity and Capital Resources," beginning on page 22 and to the new section titled "Outlook," appearing on page 25.  We also have added two new risk factors describing the potential risks the current economic climate may have on our business, that appears as the third and fifth risk factors on page 8.

Identification of Material Weakness in Financial Disclosure Controls and Procedures, Page 19

5. Please amend this disclosure to conform to the disclosure required by Item 9A of Form 10-K, taking into account the comments below Disclosure Controls and Procedures over Financial Reporting.

Securities and Exchange Commission
Division of Corporation Finance
July 31, 2009

Response:

The Company has addressed the Staff's comment by making substantial revisions to the section titled "Identification of Material Weakness in Financial Disclosure Controls and Procedures," beginning on page 19, and to the risk factors relating to each of that topic and to the Company's reporting obligations under the Securities Exchange Act of 1934 and its obligations under the Sarbanes Oxley Act of 2002, as amended, and the rules and regulations promulgated under each such Act, which appear on pages 14, 15 and 16.

Critical Accounting Policies and Estimates, page 21

6.  We note your risk factor on page 8 and elsewhere that you purchase all of your major vinyl components of the products you sell from one source, U.S. Polymers, Inc.  Please expand your MD&A to discuss the payment arrangements with this vendor, including any discounts, rebates, incentives, etc. that may be offered, as well as any right of return exists.  If such amounts are material, please tell us in your filing how you have considered EITF 01-9 and SFAS 48.

Response:

The agreement between the Company and its vinyl supplier provides for a discount based on minimum purchases.  The agreement does not provide for rebates or incentives.   The right of return does exist and there is a 20% restocking fee; however, returns have not been significant, and restocking fees always have been waived by the supplier.  The Company receives an advertising incentive from the supplier for including its name in its advertising materials and on its website, equal to a small percentage of prior year's purchases, though the amount is not material.

We have addressed the issue of discounts granted to us by our supplier both by (i) adding a risk factor on page 8 (the fourth risk factor on such page) that discusses the adverse consequences to us if we failed to achieve the minimum purchase level entitling us to a discount and (ii) by discussing, in the fifth paragraph under the heading "Liquidity and Capital Resources," which paragraph appears on page 23, the benefit to our operating results, liquidity and financial position we derive from such discount.

The Company has considered the impact of EITF 01-9 and SFAS 48 and determined that they do not apply to TVFC in regard to its supplier.  EITF 01-9 (Accounting for Consideration Given by a Vendor to a Customer) appears to be aimed at the recording of revenue and would seem to apply to our supplier rather than the Company.  SFAS 48 (Revenue Recognition When Right of Return Exists) also appears to be aimed at the recording of revenue.

Securities and Exchange Commission
Division of Corporation Finance
July 31, 2009

Contractual Obligations and Off-Balance Sheet Arrangements, page 23

7. Please tell us why your table of contractual obligations is presented only as of September 30, 2008. Otherwise, please revise to present the information as of December 31, 2008.

Response:

We have revised the table included in the section titled "Contractual Obligations and Off-Balance Sheet Arrangements," appearing on page 23, to present information in the sections titled "Contractual Obligations" through December 31, 2008.

Liquidity and Capital Resources, page 22

8.   We note your intention to implement a franchise program.  Please disclose the expected amount of future spending on capital expenditures relating to this program, including the costs of engaging a franchise consultant, developing the program, and advertising the program to attract franchisees.

Response:

We have addressed the Staff's comment by adding a new section to the "Liquidity and Capital Resources" portion of the MD&A titled "Capital Requirements," appearing on page 24, to discuss capital expenditures required to implement the Company's franchise program that are currently known to us.  We are advised by our franchise consultant that many of the costs are highly variable and cannot be estimated at this time and have so stated in our disclosure.  Based on discussions with our franchise consultant, we believe that the capital resources required to develop and implement the first phases of the franchise program, the extent of which are described in the "Capital Requirements" section, will be available to us from revenue and our existing revolving line of credit.  We also include disclosure to such end in the new "Outlook" section under "Liquidity and Capital Resources," appearing on page 25.  We confirm that we will provide updated information in our future Exchange Act reports with respect to the cost to implement and the ongoing costs to maintain the program as firm costs become known to us.

Securities and Exchange Commission
Division of Corporation Finance
July 31, 2009

Description of Properties

9. We note that your lease expired on March 31, 2009. Please update this information accordingly.

Response:

As requested, we have revised the information included in "Description of Properties," appearing on page 40, to reflect that the lease for the Company's facilities extends through March 31, 2011.

Legal Proceedings

10.  We note your statement on page 11 that a hearing was scheduled for March 3, 2009 in the Frank Arias case in Orange County Superior Court.  Please discuss this hearing and the results, if any, in the Legal Proceedings section.

Response:

We have revised the information included under the heading titled "Legal Proceeding," appearing on page 40, to provide the most recent information relating to the status of the Frank Arias action.  We note that, after consultation with the Company's professional employer organization ("PEO"), that all of the claims are covered by the insurance policy maintained on the Company's and the PEO's behalf and that the Company has no exposure to financial liability under the Arias action.  Accordingly, we have added disclosure to such end as a second paragraph to this section so stating and have removed the risk factor from the prospectus relating to the Company's potential liability for a significant monetary award that would negatively impact the Company's financial condition.

Market for Our Common Stock and Other Related Stockholder Matters, page 36

11.   Please provide the information required by Item 201(a)(2) of Regulation S-K including the number of shares of common stock that are subject to outstanding options, that could be sold pursuant to Rule 144 and that you have agreed to register for resale.

Securities and Exchange Commission
Division of Corporation Finance
July 31, 2009

Response:

We have included information as to shares of common stock issuable upon the exercise of outstanding options that may be sold pursuant to Rule 144 under the heading "Shares Eligible for Future Sale," appearing on page 54.

Executive Compensation

12. We note footnote 1 appears to refer to the All Other Compensation column, but that it is placed under the Option Awards column. Please revise accordingly.

Response:

As requested, we have revised footnote 1 to the Summary Compensation Table," appearing on page 43, so that it is placed under the "All Other Compensation" column.

13.   It appears that there are certain discrepancies in your Summary Compensation Table.  Specifically, we note that Gordon Knott's total 2008 compensation does not correspond to the sum of his individual compensation components.  Additional, we note discrepancies between the amounts listed in the All Other Compensation column and the footnotes corresponding to these amounts for Gordon Knott and Garabed Khatchoyan in 2007 and 2006.  Please note that these discrepancies may impact the amounts listed in the Total column.  Please advise or revise accordingly.

Response:

We have revised the Summary Compensation Table and the footnotes thereto, appearing on page 43, to reflect all of the components of the compensation paid to Messrs Knott and Khatchoyan.

Transactions with Related Persons, Promoters and Certain Control Persons, page 41

14.  We note your disclosure under "Related Party Loans" that Gordon Knott and Garabed Khatchoyan borrowed certain sums from you under promissory notes and that the parties converted the amounts due under these notes, including accrued interest, into salary on March 15, 2008 and cancelled the promissory notes.  While these amounts appear to be compensation, they do not appear to be reflected in the Summary Compensation Table.  Please explain why this compensation should not be included in the Compensation Table.

Securities and Exchange Commission
Division of Corporation Finance
July 31, 2009

Response:

As requested, we have revised the Summary Compensation table, appearing on page 43, to include the cash amounts converted into salary under the promissory notes converted by Messrs Knott and Khatchoyan as compensation to them.

Selling Shareholders, page 43

15.  Please describe the transactions in which you issued the shares to be resold in materially complete terms, including the dates of the transactions, the purchase price, if any, the parties who participated, and the number of shares received.

Response:

As requested, we have revised the section titled "Selling Stockholders" by adding a new subsection titled "Issuances of Securities being Offered," beginning on page 47, that describes each of the transactions in which the Company issued the shares being registered.

16. For each of the selling shareholders that is a non-reporting entity, please disclose the natural person or persons who have voting control over the Company's securities.

Response:

           As requested, we have revised the footnotes to the Selling Stockholders table that appear on page 48 that relate to each selling stockholder that is a non-reporting entity to identify the natural person or persons who have voting control over the Company's securities.

Description of Securities, page 48

17.  Under "Registration Rights" on page 49, we note your statement that you have agreed to register for public resale an aggregate of 3,197,800 shares of common stock rather than 3,192,800 shares. Please advise or revise accordingly.

Securities and Exchange Commission
Division of Corporation Finance
July 31, 2009

Response:

We have revised the information included under the heading titled "Registration Rights" beginning on page 53, and throughout Amendment No. 1 to reflect the accurate number of shares being registered for resale under the Registration Statement, after giving effect to the removal of 2,000,000 shares from registration.

Recent Sales of Unregistered Securities, page 53

18.   We note that certain sales of unregistered securities have not been described in this section.  Please provide disclosure in accordance with Item 701 of Regulation S-K regarding these transactions in your first amendment to the registration statement.

Response:

We have revised the section titled "Recent Sales of Unregistered Securities," appearing on page 59, to describe all sales by the Company of unregistered securities since its inception, as requested.

19.   We note your statement that you sold 64,000 shares of common stock at $1.00 per share to 10 private investors in November 2008.  In other places in the registration statement, you state that you sold 59,000 shares in this private placement.  Please advise or revise accordingly.

Response:

We have revised the section titled "Recent Sales of Unregistered Securities," appearing on page 59, to indicate that the Company sold 59,000 shares of common stock in the November 2008 private placement.

20. Please revise the registration exemption you relied upon when issuing 1,000,000 shares of common stock at $.0001 to the three founders of the Company in May 2007.

Securities and Exchange Commission
Division of Corporation Finance
July 31, 2009

Response:

 We have revised the first paragraph under the heading "Item 15. Recent Sales of Unregistered Securities," appearing on page 59, to provide that the shares issued to the founders in May 2007 were issued pursuant to Section 4(2) of the Securities Act of 1933, as amended.  We have further revised said paragraph to disclose the change in domicile from Delaware to Nevada that was affected in October 2007 and the issuance of unregistered securities in said transaction upon the exchange of shares in the Delaware corporation for the shares in the Nevada corporation.

Undertakings, page 55

21. Please remove any undertakings that are not applicable to this offering.

Response:

We have revised the section titled "Undertakings," appearing on page 60, to remove the undertakings that are not applicable to this offering; specifically, those relating to Rule 430B and Rule 430C.

Signatures, page 57

22. Please arrange to have your principal accounting officer or controller sign the registration statement in his or her official capacity. See Instruction No. 1 to the Signature Section of Form S-1.

Response:

As requested, we have revised the signature page of Amendment No. 1 so that the Company's Chief Accounting Officer is signing Amendment No. 1 in his official capacity.

Exhibits

23. Please file as exhibits the promissory notes executed by Gordon Knott and Garabed Khatchoyan on March 15, 2007 in favor of the Company and any related documents.

Response:

The Company is filing the promissory notes executed by Gordon Knott and Garabed Khatchoyan on March 15, 2007 in favor of the Company as exhibits to Amendment No. 1.  The Company has revised Item 16, Exhibits and Financial Statement Schedules, appearing on page 59, and the Exhibit Index to Amendment No. 1 to list the promissory notes as exhibits filed with Amendment No. 1.

Securities and Exchange Commission
Division of Corporation Finance
July 31, 2009

Exhibit 5.1 – Legality Opinion

24. Please arrange for counsel to opine on the corporate laws of the state where you are incorporated.

Response:

As requested, we are filing with Amendment No. 1 a revised opinion of counsel that opines on the corporate laws of the State of Nevada.

Financial Statements

Note A – Summary of Significant Accounting Policies, page 66

25.   We note from page 21 that interest included within selling, general and administrative expenses included financing discounts relating to customers who pay be credit cards or finance their purchase.  Please revise to disclose the terms and conditions of such discounts or financing programs you offer.

Response:

We have revised Note A – Summary of Significant Accounting Policies, appearing on page F-7, to include a paragraph titled "Interest Expense" that discloses the information requested by the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

26. To the extent that above comments apply to reports you file under the Exchange Act, please comply with those comments in future filings.

Response:

We confirm that we will revise our disclosure in future Exchange Act filings as requested in of each of the comments set forth below.

Securities and Exchange Commission
Division of Corporation Finance
July 31, 2009

Controls and Procedures, page 31

Evaluation of Disclosure Controls and Procedures, page 31

27.   We note your statement that a "control system, no matter how well conceived and operated, can only provide reasonable not absolute assurance that the objects of the control systems are met."  Please confirm to us, and in future filings, revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.  In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures.  See Section II, Part F(4) of Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No, 33-8238 (June 5, 2003).

Response:

The Company confirms to the Staff that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures are effective at such reasonable assurance level.  Please note that we have revised Amendment No. 1 to reflect this position by including a statement to such effect both in the first full risk factor appearing on page 16 and in several places under the heading "Identification of a Material Weaknesses in Disclosure Controls," beginning on page 19.

We confirm that all future filings made by the Company with the Commission will reflect the Company's position as the fact that its disclosure controls and procedures are designed to provide reasonable assurance of achieving its objectives.

28.   We note that, in addition, to your disclosure that the disclosure controls and procedures were not effective as of the end of the reporting period covered by the annual report, you include disclosure that the disclosure controls and procedures are effective as of the date of the filing of the annual report.  In future filings, please expand the disclosure to explain how management has determined that disclosure controls and procedures are now effective given the material weakness identified.

Securities and Exchange Commission
Division of Corporation Finance
July 31, 2009

Response:

We confirm that in future Exchange Act filings we will include disclosure as to how management determined that the Company's disclosure and procedures are effective as of the date of each such filing.

Management's Report on Internal Control over Financial Reporting, page 31

29.   Please include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting as required by Item 308T(a)(2) of Regulation S-K.  Please also include a statement regarding the auditor attestation report as required by Item 308T(a)(4) of Regulation S-K.

Response:

Framework:  The Company has added disclosure to indicate that the Company relied on the evaluation of its Chief Financial Officer, a former audit partner at Arthur Anderson, to evaluate the effectiveness of its internal control over financial reporting, as described in the fourth paragraph after the second bullet point appearing on page 20, under the section titled "Identification of a Material Weakness."  The Company also notes in that same paragraph that it is in the process of implementing the standards set forth in Internal Control —Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and that the Company's expects that assessments of its controls and procedures will be based upon the COSO standards for the year ending December 31, 2009 and for all periods thereafter.

Attestation Report:  The Company has revised Amendment No. 1 to make reference to the auditor's attestation report as required by Item 308T(a)(4), both in the opening paragraph of the last risk factor appearing on page 15 and in the last paragraph on page 20 under the heading "Identification of a Material Weakness."

30.   We note your discussion of the steps you have taken to remediate the material weaknesses in your internal control over financial reporting.  Please describe in more detail the personnel changes you have made and the physical and documentary controls and procedures you have implemented.

Securities and Exchange Commission
Division of Corporation Finance
July 31, 2009

Response:

We have revised the discussion of the steps we have taken to remediate the material weaknesses in our internal control over financial reporting by adding the bullet points following the second full paragraph on page 20 under the section titled "Identification of Material Weakness."

31.   We note your disclosure that "[e]xcept as disclosed above, there were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting."  In future filings, please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response:

The Company confirms that it will state clearly in future filings that there were changes in its internal control over financial reporting that occurred during the third and fourth quarters of fiscal 2008 that have materially affected our internal control over financial reporting.

Exhibits 31.1. and 31.2 – Certifications

32.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Response:

We confirm that in future Exchange Act filings we will revise the certifications required by Section 302 of the Sarbanes Oxley Act to omit the title of the certifying individual, as requested.

33.   We note that you omit the reference to internal controls over financial reporting and the applicable Exchange Act rules in paragraph 4 of the certifications.  In future filings, please include this phrase in paragraph 4.  See Item 601(b)(3)(31)(i) of Regulation S-K.

Response:

We confirm that all future Exchange Act filings we will be revised to include paragraph 4 of the certifications required by Section 302 of the Sarbanes Oxley Act.

Securities and Exchange Commission
Division of Corporation Finance
July 31, 2009

Please note that we acknowledge the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing;

•
the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures;

•
the Company may not assert the Commission’s declaration of the registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

If you have any questions or comments, please feel free to contact the undersigned or William P. Ruffa, Esq. at 212-355-0606.

Vinyl Products, Inc.

Very truly yours,

By:	/s/ Gordon Knott
Gordon Knott, President